Form 10-K, Exhibit 13
period 1994-07-31
JLG INDUSTRIES INC
filed 1994-10-25
CIK 216275

JLG
Industries, Inc.
1994 Annual
Report

JLG Industries, Inc.
JLG Drive
McConnellsburg, PA 17233
(717) 485-5161

Profile
JLG Industries, Inc. is a leading manufacturer, distributor and international marketer of mobile elevating work platforms and truck-mounted materials-handling equipment. Sales are made principally to independent distributors, who sell and rent the Company's products to a broad customer base, which includes users in the industrial, commercial, institutional and construction markets.

The Company is headquartered in McConnellsburg, Pennsylvania and has additional manufacturing facilities in Fort Littleton, Bedford and York, Pennsylvania, and sales and service facilities in Scotland and Australia.

Our Mission
JLG Industries, Inc. is committed to being the provider of choice worldwide for access and materials-handling equipment.

Our Vision
Through leadership, teamwork and dedication, we will provide world-class excellence in quality, service and delivery to our distributors and customers; opportunity and enrichment for our employees; and superior performance for our shareholders.

Financial Highlights

(in thousands of dollars except per share data)      %
Year ended July 31                       1994    Change     1993      1992
Operations
Net sales                            $176,443        43 $123,034  $110,479
Income (loss) from operations          15,007       205    4,917    (4,404)
Net income (loss)                       9,536       195    3,229    (3,038)
Cash provided by operations            11,364             11,416     7,649
Per Share
Net income (loss)                       $2.73       207     $.89     ($.85)
Cash dividends                            .10                          .06
Book value                              13.09        23    10.65     10.31
Performance Measures
Return on sales                          5.4%               2.6%     (2.7%)
Return on assets                        10.4%               4.5%     (4.1%)
Return on shareholders  equity          20.9%               8.3%     (8.2%)
Financial Position
Cash                                   $8,088        67   $4,848    $4,940
Working capital                        32,380        21   26,689    33,304
Capital expenditures, including
  equipment held for rental             9,177       139    3,843     4,834
Total debt                              7,578        69    4,471    12,553
Shareholders' equity                   45,706        17   38,939    37,186
Total debt as a percent of
  total capitalization                    14%                10%       25%
Other Data
Employees                               1,620        22    1,324     1,014
Shareholders of record                  1,000       (17)   1,200     1,300
Shares outstanding                      3,492        (4)   3,656     3,608

Product Overview

Product Groups
Elevating work platforms
Designed to place workers and their tools and materials easily and quickly in elevated work areas that otherwise might have to be reached by ladders, scaffolding, or other devices. These machines have work platforms mounted either at the end of a telescoping and/or articulating boom or on top of a scissor-type lifting mechanism, which in turn, are mounted on mobile, four-wheel chassis. They are powered by electric motors or gasoline, diesel, or propane engines. All elevating work platforms are designed for stable operation in elevated positions, and self-propelled models travel on grades of up to 24 degrees.

Materials-handling products
Consist of cranes mounted on various commercial truck chassis and trailers. Typically, these products are used to provide general lifting and positioning capabilities around the job site, or to load and off-load materials from the truck or trailer on which they are mounted.

Product Classes and Characteristics

Boom lifts
Especially useful for reaching over machinery and equipment mounted on floors, and for reaching other elevated positions not easily approached by a vertical lifting device. Various models are available with maximum platform heights of up to 150 feet. The machine's telescoping and/or articulating boom may be rotated 360 degrees in either direction, raised or lowered from vertical to below horizontal, and extended while the work platform remains horizontal and stable. They may be maneuvered forward or backward and steered in any direction by the operator from the work platform, even while the boom is extended.

Markets
Marketed worldwide to a broad customer base, including users in the construction, commercial and institutional markets, as well as to an expanding industrial user base where electrically-powered machines are becoming the standard due to environmental considerations such as fumes and noise.

Applications
Construction, especially non- residential and infrastructure; mechanical, electrical, utility and painting contractors; manufacturing and industrial facilities, including automotive and aircraft plants; petroleum and chemical refineries; textile, food processing and fabricating plants; and entertainment facilities.

Product Classes and Characteristics
Scissor lifts
Designed to provide larger work areas and generally to allow for heavier loads than boom lifts. They may be maneuvered in a manner similar to boom lifts, but the platform may be extended only vertically, except for an available option that extends the deck horizontally up to six feet. Scissor lifts are available in various models with maximum platform heights of up to 50 feet.

Markets
Sold throughout the world to construction, industrial, maintenance, distribution, entertainment and institutional users.

Applications
The same applications as those listed above for boom lifts, except scissor lifts are used where less maneuverability and height, but more workspace and lifting capacity, are required. Warehousing and distribution center applications are prominent, as are hotel, recreation and educational facility uses.


Product Classes and Characteristics
Push-around lifts
Consist of a work platform attached to an aluminum mast that extends vertically, which in turn is mounted on a steel base. Available in various one or two-man models, these machines can be rolled in their retracted position through standard door openings, yet reach platform heights of up to 36 feet when fully extended.

Markets
Low cost, entry level product sold worldwide to a broad customer base, including industrial, maintenance, entertainment and institutional users.

Applications
General commercial and institutional maintenance applications in factories, distribution and retail centers, theaters, airports, public buildings, places of worship and entertainment facilities.


Product Classes and Characteristics
Boom truck cranes
Designed to provide the flexibility of both a heavy lifting capacity and a long reach. These machines are available in various models to lift loads of up to 23 tons, and with boom extension capabilities of up to 141 feet.

Markets
Marketed predominately in North and South America to construction and maintenance contractors, utilities, municipalities and the transportation industry.

Applications
Various construction-related uses, including pipeline installation, roofing repair and replacement, sign placement and landscaping; facilities maintenance by utility companies, municipalities and railroads; and general use in mines and oil fields.


Product Classes and Characteristics
Trolley and articulating unloaders
Primarily used for the loading, delivery and offloading of construction materials. These machines come in various models with lifting capacities from 4,000 to 33,000 pounds.

Markets
Primarily serve the North American construction materials industry.

Applications
Delivery of various building materials, including brick and block, wallboard and precast concrete products.

To Our Shareholders

Our efforts over the last several years to strengthen your Company through a series of strategic initiatives -- called our Journey to Excellence -- have paid off handsomely. Our Journey, which started in 1991, is aimed at building shareholder value through an unrelenting commitment to customer satisfaction, improved manufacturing efficiencies and cost reductions in all facets of our business. The implementation of these initiatives in the midst of the last recession positioned JLG to capitalize on the rebounding domestic economy.

As a result of these efforts, we reported record sales and earnings for fiscal 1994. Net income for the year of $9.5 million, or $2.73 per share, was triple the $3.2 million, or $.89 per share, earned a year earlier. Sales increased 43%, registering $176.4 million compared to $123.0 million in 1993.

Our record showing in fiscal 1994 did not go unnoticed by the investment community. JLG's share price hit a record high during the year and the total return to shareholders in the form of market appreciation and dividends increased 134%. This performance compares favorably with a 26% increase for our peer group of machinery manufacturers compiled by Media General Financial Services.

Journey To Excellence Advances
We are guided in our Journey to Excellence by the six fundamental tenets that we described in last year's annual report. Significant progress was made in all six during fiscal 1994, as summarized below and discussed in more detail in the next section of this report.

We are customer-focused, customer-obsessed and customer-driven. At the core of all of our strategic initiatives is the objective of delighting our customers. The results are evident -- we have increased market share in our major product classes three years in a row.

Our customer base continues to expand. Internationally, we service more nations than ever before. Domestically, we have continued to expand the market reach of our distribution network with new product offerings and customers in new locales.

New products continue to roll out. We added models, as well as enhanced features, to each of our five product classes in fiscal 1994. New and enhanced products continue to add substantially to our sales and earnings growth, with 25% of fiscal 1994 machine sales coming from products introduced over the past two years.

We continue to trim manufacturing costs and cycle times. We are determined to remove costs from our manufacturing processes through such initiatives as continuous flow manufacturing and just-in-time delivery of materials and parts to the production lines. Our manufacturing facilities now turn inventories at a rate of nearly six times a year, compared to under two times three years ago. And over that same period, our production cycle times have improved an average of nearly 40%.

We are creating a working environment that fosters and inspires change.
This new JLG culture includes cross-functional training, as well as a team approach to continuous improvement in all facets of our business. We are also encouraging teamwork through our pay programs, where all eligible employees are paid an incentive bonus based on the performance of the Company.

Combined, these initiatives promote improved quality in our products, services and everything that we do -- especially in our dealings with customers, distributors and suppliers.

Not Resting on Our Laurels
We view our progress to date as just the starting point. Continuous improvement in every aspect of our business is our over-riding goal and remains the focal point of our plans for fiscal 1995. We intend to continue expanding our domestic market position, while increasing our global customer base through increased distribution and unparalleled customer service. We plan to maintain our momentum in designing market-responsive products that set industry standards in technology and reliability.

Cost reduction efforts will continue. Although many of the tasks we targeted three years ago are essentially complete, much more can be done. For example, in fiscal 1995 we will complete the installation of new paint facilities and install additional machine tools to further improve production flow. In addition to reducing costs, these improvements will provide increased productive capacity without a significant investment in bricks and mortar.

Directors Appointed
In September, 1994, Stephen Rabinowitz and Gerald Palmer were appointed to the Board of Directors. Mr. Rabinowitz is President and CEO of General Cable Corporation, a leading manufacturer of insulated wire and cable products serving the electrical, telecommunications, electronics and consumer products industries. Mr. Palmer is Vice President, Technical Services Division of Caterpillar, Inc., the world's largest manufacturer of earthmoving and construction equipment.

In addition to these appointments, Thomas C. Wajnert, Chairman of the Board and CEO of AT&T Capital Corporation has been nominated for election to the Board at the annual shareholders' meeting in November. AT&T Capital is one of the world's leading diversified equipment leasing and finance companies. We are fortunate to have three gentlemen with such strong industrial backgrounds and general management experience join JLG to help further the Company's growth.

Tribute to Retiring Directors
Four directors who have served the Company well for many years are retiring in November. H. Lyle Duffey, J. Robert Fries, E. Mason Hendrickson and Lawrence
G. Wigbels have contributed a combined 76 years of service to the Company as members of our Board. They each played a major role in the Company's growth and success, and we thank each of them for their contributions and dedicated service.

Positioned for the Future
We approach the future determined to take advantage of the opportunities we see unfolding as the world's economies improve. We have worked hard the past several years to position the Company to capitalize on that economic growth through new product introductions, increased distribution, cost reductions, improved quality and superior customer service.

Based on these efforts and our aggressive business plan for the coming year, we expect fiscal 1995 to be another strong year. This expectation is supported by the projected growth in the domestic economy, especially the commercial construction and industrial sectors, which are significant users of our products. The economies in Europe and the Pacific Rim are showing signs of recovery, which should also contribute to sales and earnings in fiscal 1995.

We have made substantial progress in our Journey to Excellence, and we are continuing onward. We encourage you to read the next section of the report which discusses in more detail our progress, as well as addresses in a question and answer format some of the issues the Company faces as it continues on its Journey.

Finally, fiscal 1994's performance was a tribute to our employees. They responded enthusiastically in support of JLG's goals and initiatives, and we salute them for their tremendous efforts. We thank our Board of Directors for their valuable counsel and contribution to our success this past year. We would also like to express our appreciation to our investors, customers and suppliers for their continued support.

        Sincerely,


        L. David Black
        Chairman of the Board,
        President and Chief Executive Officer

        September 29, 1994


PICTURE

The Company's officers, left to right: Tom Singer, Ray Treml, Sam Swope, Mike Swartz, Larry Weber, Craig Paylor, Ron Koontz, David Black, Rao Bollimpalli, Ray Mitchell and Chuck Diller.




Our Ongoing Journey to Excellence

JLG began its Journey to Excellence three years ago and much has been accomplished over that period. In this Journey, JLG has focused on delighting its customers, expanding the markets for its products, reducing costs and fostering a teamwork approach to achieve results.

This section of the report reviews our progress during fiscal 1994 and includes management's responses to questions frequently asked by analysts and investors concerning JLG s future plans and strategies.

Delighting Customers
At the center of all JLG initiatives and the first guiding tenet in our Journey to Excellence is delighting our customers.

An essential element in focusing on our customers' needs is to receive and evaluate feedback from them in order to coordinate our common goals. JLG's Distributor Advisory Council, organized two years ago, serves as an excellent resource for gathering and acting on information that can improve our mutual effectiveness. During the year, our combined efforts resulted in improving the Company's parts and service function, incorporating customer recommendations in the product development process and enhancing marketing support programs. JLG shows its concern for customers in other important ways as well. Ongoing surveys are aimed at keeping the Company attuned to customer attitudes and evolving trends in the marketplace.

Training is vital to better customer service. Cooperative programs have been designed to assist distributors in selling and servicing JLG products. To further promote this effort, a new sales and service training facility will open in fiscal 1995 at the Company's McConnellsburg headquarters.

Fast delivery of service parts also enhances customer service. In fiscal 1994, the Company opened a dedicated service parts warehouse to expedite the delivery of service parts to customers. Additionally, in fiscal 1995 our distributors will begin to be linked electronically to JLG, increasing the speed for placing and filling parts orders.

JLG Equipment Services is also making an important contribution to customer satisfaction, while at the same time providing a contribution to sales and profits. This business unit operates a rental fleet of JLG equipment used to support distributors with limited financial resources, or to help others meet the demand of large one-time projects. This benefits both the distributor and JLG by protecting and building market share. This operation also refurbishes used JLG equipment for its own use or for customers as a lower priced, entry-level product for highly competitive market areas.


Question
JLG's results have continually improved in recent years. How does management plan to sustain the Company's growth in revenues and market share?

Response
JLG expects to continue capitalizing on the growth in the North American economy, particularly the buoyant commercial construction and industrial sectors. The Company also hopes to benefit from renewed economic strength in Europe and Japan, which were growing markets for JLG prior to their economic recessions. Additionally, the Company is creating a presence in the new emerging markets of Latin America, and continues to expand distribution in the Asia-Pacific countries. New products will also play a key role. As in the past, JLG has many new products in the development pipeline and management expects them to make a sizable contribution to sales growth and to help sustain market share gains. Finally, JLG will continue striving to delight its customers with both the quality and reliability of its products, as well as with the level of service the Company provides. Management believes that satisfying customers serves as the best formula for increasing sales and gaining market share.

JLG's annual distributor conference provides an excellent forum for receiving and evaluating feedback from customers. Shown at the controls of a new product are Joe Schmelzer of Equipment, Inc. and John Hugg of Clarklift of Arkansas. JLG employees Steve Seiders, far left, and Wayne MacDonald observe the proceedings, while Bill Dovey conducts the demonstration.

Lower left, a 30-foot articulating boom lift.

PICTURE

Customer Base Expanding And Improving
Expanding and improving the customer base continues to be a major initiative in JLG's strategic business plan and is the second guiding tenet in our Journey to Excellence.

The Company is broadening its distribution in various industrial sectors, which is led by new products that are specifically designed for a wide range of customer applications. A prime example is our electric-powered, articulating boom lift line. Consisting of six models with platform heights from 30 feet to 45 feet, they are used in many indoor industrial applications. Also, the Company is continually strengthening its coverage in the growing regions of the country where construction and industrial expansion is taking place.

JLG redirected its approach to global markets in 1992, moving to close manufacturing plants in Europe and Australia and consolidating production in more efficient U.S. operations. The timing for this action was appropriate, as those economies subsequently went into a deep recession and are only now showing signs of recovery.

Although JLG no longer manufactures overseas, the Company maintains a strong sales and service presence there. Expanding international markets remains a high priority, as evidenced by new distributor appointments during the year in South America and several growing Asia-Pacific countries. In addition, JLG has a strong distribution base in Japan through Kyokuto Kaihatsu Kogyo Co., Ltd., which complements our long-standing relationship with Toyoda Automatic Loom Works, Ltd.

Through its efforts to expand and improve its global distribution base, JLG continually builds on its position as a leading producer of construction and industrial equipment. The Company's market share numbers bear this out, as JLG has increased its market position in its major product classes for three years in a row.


Question
JLG has been affected by economic cycles in the past. What is the Company doing to mitigate the impact of a future downturn?

Response
Like most other capital goods manufacturers, JLG's performance has suffered in past economic recessions. To help mitigate the effects of future down cycles, management is focusing on counter-cyclical growth opportunities. For example, domestic and international economies tend to not be on the same cycles; therefore, penetration of global markets should help offset domestic declines. The U.S. market itself has counter-cyclical elements. Certain regions of the country can be growing while others are in recession. Construction and industrial growth do not necessarily run parallel. That is why the Company continues to expand distribution geographically and to place emphasis on developing distribution and products aimed at the industrial customer.

Initiatives to remove costs and lower cycle times in our production processes also serve as an important buffer to an economic downturn. These actions to lower JLG's break-even point and to strengthen its balance sheet will be important factors in weathering a future recession.


Delivering pre-painted parts to the final assembly line reduces product costs and significantly lowers production cycle times, speeding delivery to the customer. Danny Diehl, left, Brian Ramsey, top, Jeff Reed, center, and Larry DeShong are shown assembling new electric boom machines at the Company's McConnellsburg plant.

Below, a 5,000 pound capacity unloader; right, a 14-foot mini-scissor lift.

PICTURE

New and Innovative Products Fuel Sales Growth
In fiscal 1994, JLG continued to expand and strengthen the broadest product offerings in the industry. Product innovation has always been one of JLG's hallmarks and remains the third guiding tenet in our Journey to Excellence. In developing new products, the focus is on improving the reliability and performance of our machines. One of the objectives in meeting that goal is developing families of products featuring common parts and a modular design. This pays off in simplified manufacturing processes and reduced production cycle times.

Additionally, it permits JLG to carry fewer parts in inventory, and benefits our distributors because their after-sales service support is easier.

JLG's Integrated Product Development process also positions the Company to be more responsive to the market by providing a systematic approach for gathering input from marketing, engineering, manufacturing and our customers for use in the design and development of products. The IPD team approach is helping the Company to better match features and benefits precisely to the customer's requirements, and then determine the best way to meet those requirements at the front end of the product development process. This allows the Company to bring a better machine to market, to improve the "manufacturability" and reliability of its products and to eliminate costly delays in new product introductions.

A total of 18 new or improved products were introduced in fiscal 1994. They include the new series of electric-powered boom lifts that reduce emissions and provide low noise levels in indoor applications; rough terrain scissor lifts with greater maneuverability and higher platform heights; new push-around lifts with improved features and benefits; boom truck cranes with enhanced features and greater lifting capacities; and new materials-handling unloaders that operate faster, while accommodating larger payloads.

Rapid market acceptance of the new electric boom lifts and the continued success of electric scissor products indicate that electricity is becoming a more popular power source for elevating work platforms, making them ideal for use indoors in shopping malls, warehouses, industrial plants and schools. Extended battery life, optimizing working time and facilitating recharging during off hours, Underwriters Laboratories certification and improved ergonomics further enhance the value of JLG's electric boom lifts.


Question
JLG has launched a parade of new products in the past three years. How does the Company intend to keep up that momentum?

Response
JLG consistently dedicates a significant amount of its resources to product development, even during its lean years. New products are the Company's lifeblood and have been a key contributor to JLG's market share gains and revenue growth.

At present, in addition to its internal efforts, JLG is working with Pennsylvania State University and West Virginia University on a number of projects involving innovative technology aimed at improving product performance, safety and reliability. JLG expects again to dedicate significant resources to new product development in fiscal 1995. The Company anticipates announcing several new products, encompassing each of its major product classes. In fact, research and development expenditures are expected to be at a record level in fiscal 1995.

Computer-aided design is used extensively to improve the speed and efficiency of the product development process. At the Company's York facility, Tom Halsted and Mike Hirschhorn review the proposed design of a part for the new 28-ton boom truck crane.

Insert above, a 40-foot articulating boom lift; far left, a 20-foot electric scissor lift.

PICTURE

Cost Reduction Efforts Bring Results
Reducing manufacturing cycle times and lowering production costs constitute the fourth tenet in the Journey to Excellence. Three years of positive momentum in implementing continuous flow manufacturing is bringing measureable results to three critical improvement priorities cost savings, higher product throughput, and better asset utilization.

Continuous flow manufacturing arranges production processes to facilitate a steady flow of components to final assembly, inventory is stocked at point-of-use and is ordered and replaced only as it is used, and customer orders are filled in a smooth, timely basis. During fiscal 1994, JLG acquired key pieces of manufacturing equipment to upgrade or automate various processes in that flow. The major addition was a more efficient paint facility for the McConnellsburg factory. When fully implemented in December, 1994, this facility will increase manufacturing capacity significantly by eliminating an existing production bottleneck, as well as improve paint finish quality.

JLG continues to expand the just-in-time delivery and point-of-use storage of materials. Partnering with suppliers to achieve just-in-time arrival of material and components is paying off in a lower product cost, improved quality and reduced inventory levels. Supplier partners receive preferred status in return for quality assurance, favorable pricing, and deliveries timed to meet JLG's production schedules.

The net effect of these various steps is more efficient production, increased manufacturing throughput, enhanced quality, improved product margins, and a lower investment in inventories. Key improvement measurements indicate that progress is being made. For example, cycle times for completing customer orders were lowered by an average of 10 days during fiscal 1994, leading to higher inventory turns and better asset utilization.

Two years ago, management set a target of reducing operating costs by $8 million on an annualized basis by the end of fiscal 1994. The Company is happy to report that it significantly exceeded that target. Continuous improvement initiatives over that two year period reduced our operating costs by $9.8 million on an annualized basis.

Combined, these savings are providing significant financial benefit to the Company through improved cash flow and a stronger balance sheet. Over the past two years, JLG generated nearly $23 million of cash from operations, which was used to repay debt and fund capital expenditures of $13 million.

Other indicators of JLG's strong balance sheet at the end of fiscal 1994 were working capital of $32 million, including $8 million in cash, and total debt of less than $8 million. Our total debt as a percent of total capitalization was a low 14% at the end of the fiscal year, affording the Company considerable borrowing capacity.


Question
Strong economies and ambitious growth plans suggest the need for more capacity. Can JLG satisfy its market growth targets without a major investment in bricks and mortar?

Response
Over the past two years, the Company has increased plant capacity substantially with the help of continuous flow manufacturing initiatives. That effort is continuing in fiscal 1995 with the completion of new paint lines at McConnellsburg and Bedford. Through this investment, the Company should add substantial additional capacity to its McConnellsburg and Bedford factories. Programs to increase productivity and free-up manufacturing space are a long way from being finished. Continuous improvement is a never-ending process. JLG is pursuing additional opportunities to free-up more factory space through the automation of machining and welding operations, just-in-time delivery of materials, and the removal of waste in other process steps.



At the Company's Bedford plant, Lenny Barefoot operates a robotic welder. Taking the initiative, Lenny modified the programming for this machine's major process, resulting in a 54% cycle time improvement. Lenny s action is just one example of how employees are involved in continuous improvement.

Far left, a 66-foot telescoping boom lift; left, an AccessMaster push-around lift.

PICTURE

Success in Teamwork and Quality
The past two years clearly show the benefits of bringing employees together to tackle problems and to grow the business. Teamwork and quality combine to form the last two tenets in the Journey to Excellence.

The benefits of teamwork are being experienced throughout the organization. Strategic planning teams are setting the course for the Journey to Excellence by identifying the primary initiatives and critical programs needed for success. Cross-functional planning teams combine people from marketing, manufacturing, engineering and finance in common objectives. Results from the Integrated Product Development team demonstrate the value of experienced people working together.

Continuous improvement teams are finding ways to remove constraints from the continuous flow process by modifying and installing new systems, procedures and equipment to improve operations. The Company is gaining the benefit of involving the people who build the product every day in analyzing problems and formulating solutions. Some 20 teams are now in action, identifying cost reduction and productivity enhancement opportunities.

Two vital components in raising teamwork to higher levels of effectiveness are communication and training. Both are being emphasized as team programs unfold. Training activities cover new interacting skills necessary in a team environment, instruction in operating new machine tools, and cross-training employees to broaden their skills and enable them to perform more than one job. Additionally, the Company's fitness-for-use philosophy states that every employee is responsible for what he or she does on the job. As an integral part of the teamwork concept, this says that each employee will contribute to the success of his fellow employee.

Obtaining ISO 9000 certification is a major Company goal for fiscal 1995 and further illustrates JLG's focus on quality. ISO 9000 is a set of rules that establish good business practices in commercial enterprises around the world. ISO teams currently are preparing each Company location for certification.
In meeting these standards, JLG is demonstrating its commitment to quality. ISO standards require a high level of efficiency in every operation from processing customer orders to filling them, and then to delivering superior service throughout the product life cycle. In total, these key initiatives and the various programs in place to accomplish them, constitute an integrated roadmap for JLG's ongoing Journey to Excellence.


Question
The bottom line for shareholders is increased value from their investment. How is the Company focusing on this objective?

Response
An integral part of the Company's vision is to provide superior performance for shareholders. Through the Journey to Excellence, JLG is firmly committed to building shareholder value by reducing costs, improving manufacturing efficiencies and expanding its markets.

JLG's directors and employees have a sizable stake in the success of the Company. As a group, they hold approximately 14 percent of the outstanding shares, providing a strong incentive to grow the business and increase shareholder value.

The Journey to Excellence is JLG's roadmap in the pursuit of ways to improve every aspect of the Company's business. This applies to manufacturing, product development, product quality, sales, finance, planning, and overall management. Although well along our Journey, there is no end to opportunities for improvement. With each improvement, comes value to the shareholders.


At JLG's Fort Littleton facility, Ron Whitsel, top, Steve Detwiler, right and Kevin Seibert are readying a push-around lift for shipment. Through teamwork and their improvement initiatives, they were able to reduce the time and effort required to install decals oncompleted machines.

Above, three products in the new electric boom lift family; far left, a 22 1/2-ton boom truck crane.

PICTURE


   Financial Review

17 Report of Management
18 Eleven-Year Financial Summary
20 Management's Discussion and Analysis
22 Consolidated Balance Sheets
23 Consolidated Statements of Operations and Shareholders' Equity
24 Consolidated Statements of Cash Flows
25 Notes to Consolidated Financial Statements
31 Report of Ernst & Young LLP, Independent Auditors



JLG Industries, Inc.

Report of Management
The consolidated financial statements of JLG Industries, Inc. in this report were prepared by its management, which is responsible for their content. In management's opinion, the financial statements reflect amounts based upon its best estimates and informed judgements and present fairly the financial position, results of operations and cash flows of the Company in conformity with generally accepted accounting principles.

The Company maintains a system of internal accounting controls and procedures which are intended, consistent with justifiable cost, to provide reasonable assurance that transactions are executed as authorized, that they are properly recorded to produce reliable financial records, and that accountability for assets is maintained. The accounting controls and procedures are supported by careful selection and training of personnel, examinations by an internal auditor and a continuing management commitment to the integrity of the internal control system.

The financial statements have been audited to the extent required by generally accepted auditing standards by Ernst & Young LLP, independent auditors. The independent auditors have evaluated the Company's internal control structure and performed tests of procedures and accounting records in connection with the issuance of their report on the fairness of the financial statements.

The Board of Directors has appointed an Audit Committee composed entirely of directors who are not employees of the Company. The Audit Committee meets with representatives of management, the internal auditor and the independent auditors both separately and jointly. Its functions include recommending the selection of independent auditors; conferring with the independent auditors and reviewing the scope and fee of the prospective annual audit and the results of their work; reviewing the adequacy of the Company's internal audit function, as well as the accounting and financial controls and procedures; and approving the nature and scope of nonaudit services performed by the independent auditors.

L. David Black
Chairman of the Board,
President and Chief Executive Officer

Charles H. Diller, Jr.
Executive Vice President
and Chief Financial Officer
September 29, 1994




Eleven-year Financial Summary (in thousands of dollars except per share data)
Year ended July 31
                1994     1993      1992      1991      1990     1989     1988       1987      1986      1985      1984
Results of Operations
Net  sales    $176,443  $123,034  $110,479  $94,439  $149,281  $121,330  $81,539   $59,827   $59,323   $49,696   $38,745
Gross profit    42,154    28,240    22,542   20,113    37,767    32,384   23,598    17,075    16,347    13,625     9,484
Selling, general
 and administrative
 expenses      (27,147)  (23,323)  (22,024) (21,520)  (21,834)  (18,974) (14,117)  (11,946)  (12,910)  (11,030)  (10,694)
Restructuring costs                 (4,922)  (2,781)   (1,015)
Income (loss) from
 operations     15,007     4,917    (4,404)  (4,188)   14,918    13,410    9,481     5,129     3,437     2,595    (1,210)
Interest expense (380)     (458)    (1,218)  (1,467)  (2,344)    (1,375)    (925)   (1,039)   (1,750)   (1,562)   (1,741)
Gain (loss) from
 discontinued or sold
 operations                                                                            474                        (3,500)
Other income
 (expense), net   (24)       180      (149)    (707)     858        399      485       484         51      (15)      245
Income (loss) before
 taxes and extraordinary
 credit        14,603      4,639    (5,771)  (6,362)  13,432     12,434    9,041     5,048      1,738     1,018   (6,206)
Extraordinary
 credit                                                                              1,063        560
Income tax (provision)
 benefit       (5,067)    (1,410)    2,733    3,122   (4,950)    (4,882) (3,766)    (3,008)    (1,063)      (55)     891
Net income
(loss)          9,536      3,229    (3,038)  (3,240)   8,482      7,552   5,275      2,040      1,738     1,523   (5,315)

Per Share Data
Net income
(loss)           2.73        .89      (.85)    (.91)    2.42       2.16    1.53        .60        .51       .45    (1.58)
Cash dividends    .10                  .06      .25      .20        .15     .10
Shares used in computation
 (in thousands) 3,496      3,636     3,590    3,545    3,510      3,502   3,444      3,404      3,398     3,383    3,369

Performance Measures
Return on
 sales            5.4%       2.6%     (2.7%)   (3.4%)    5.7%       6.2%    6.5%       3.4%       2.9%      3.1%   (13.7%)
Return on
 assets          10.4%       4.5%     (4.1%)   (4.3%)    9.8%      10.7%    9.1%       4.8%       4.1%      3.7%   (13.8%)
Return on shareholders'
 equity          20.9%       8.3%     (8.2%)   (8.4%)   19.2%      21.4%   18.5%       9.0%       8.5%      8.3%   (31.8%)

Financial Position
Working
 capital       32,380     26,689    33,304   36,468   47,289     34,745    27,378   16,895     20,070    15,525   12,605
Current assets as a
 percent  of current
 liabilities      208%       217%      268%     266%     304%       254%      250%     216%       369%      226%     206%
Property, plant and equipment,
 net           19,344     13,877    13,511   13,726   14,402     11,343     8,677    7,975      8,422     8,397    9,027
Total assets   91,634     72,518    73,785   74,861   86,741     70,570    57,692   42,431     42,478    40,775   38,385
Total debt      7,578      4,471    12,553   14,175   18,404     13,799    11,805    5,513     12,238    12,727   14,903
Total debt as a
 percent of total
 capitalization    14%        10%       25%      27%      29%        28%       29%      20%        37%       41%      47%
Shareholders'
 equity        45,706     38,939    37,186   38,596   44,109     35,331    28,465    22,582    20,512    18,438   16,738
Book value per
 share          13.09      10.65     10.31    10.83    12.53      10.07      8.16      6.63      6.02      5.41     4.90

Other Data
Product development
expenditures    4,373      3,385     3,628    3,430    3,520      2,904     2,910     2,010     2,313     1,646    1,670
Capital expenditures,
 including equipment
 held for
 rental         9,177      3,843     4,834    2,171    4,615      2,617     1,138     2,109     3,975     1,721    2,026
Depreciation and
 amortization   2,801      2,500     2,569    1,953    1,771      1,609     1,968     1,830     2,266     2,162    2,182
Employees       1,620      1,324     1,014    1,182    1,565      1,455       972       804       600       797      618

This summary should be read in conjunction with Management's Discussion and Analysis.


JLG Industries, Inc.

Management's Discussion and Analysis

Results of Operations
The information given below is intended to assist in understanding the Company's results of operations and financial condition, which are reflected in the consolidated financial statements (pages 22 through 24) as of and for fiscal years ended July 31. As a manufacturer of capital goods, the Company is primarily dependent upon sales to the construction and industrial sectors of the economy. Business in these sectors, particularly the construction sector, tends to be cyclical; thus, demand for the Company's products, and ultimately the Company's financial performance and cash flows, tends to fluctuate in response to business cycles within these sectors.

Comparison of fiscal 1994 and 1993
Net sales for 1994 were $176.4 million, an increase of $53.4 million, or 43% from the previous year. The growth in revenues was due to increased demand in North American markets, where sales in all product groups significantly exceeded 1993 levels. New and enhanced products also fueled the increased demand, as products introduced during the last two years accounted for 25% of 1994 machine sales. Increased domestic unit sales more than offset weakness in the Company's overseas markets and generally lower selling prices due to continuing competitive pricing pressures. Management does not believe that any single customer is material to the Company's business on an ongoing basis. However, the level of sales to a particular customer may vary significantly from year to year. In fiscal 1994, sales to one customer amounted to 12% of revenues.

Net income for 1994 was $9.5 million, an increase of $6.3 million, or 195% over 1993. The increase was principally the result of the higher sales volume and cost reductions.

Gross profit, as a percent of net sales, increased to 24% in 1994 from 23% the previous year, primarily as a result of cost reductions. The positive effects of these improvements were partially offset by increases in certain overhead expenses, higher personnel costs, and the impact of a shift in product mix and competitive pricing pressures.

Selling, general and administrative expenses increased 16%, or $3.8 million compared to 1993, but decreased as a percent of sales to 15% from 19%. Major factors contributing to the expenditure increase were higher spending for research and development, commissions and other personnel related expenses, and an increase in the provision for doubtful accounts.

The effective tax rate was 35% in 1994. This compares to 30% in 1993, which benefited from favorable tax adjustments.

Comparison of fiscal 1993 and 1992
Net sales for 1993 were $123.0 million, an increase of $12.6 million, or 11% from the previous year. Increased unit sales in North America more than offset decreased sales in Europe and Australia and generally lower selling prices due to competitive pressures. New and redesigned products introduced in 1993 and 1992 provided 18% of the 1993 sales volume.

Net income for 1993 was $3.2 million, an improvement of $6.2 million from the $3.0 million loss reported for 1992. The 1992 loss included restructuring costs of $2 million, net of tax benefits and credits. The positive effects of the sales volume increase, coupled with an improved gross profit percentage, were the primary factors that led to the improvement.

Gross profit, as a percent of net sales, increased to 23% in 1993 from 20% the previous year. The positive effects of cost improvements and a more favorable geographic sales mix were partially offset by a less favorable product mix and increased pricing pressures. In addition, gross profit was favorably affected by decreases in inventory valuation provisions, product liability expenses and warranty costs when comparing 1993 to 1992.

Selling, general and administrative expenses increased $1.3 million, or 6% from 1992, but decreased as a percent of sales to 19% from 20% the prior year. Higher salaries and related costs in the U.S., costs related to implementing the continuous flow manufacturing process and a full year s expenses for the aluminum products operation were partially offset by lower expenses in the foreign operations.

The Company incurred restructuring costs in 1992 of $4.9 million related to the cessation of manufacturing overseas.

Interest expense decreased $760,000, or 62% in 1993 compared to the prior year primarily due to the repayment of debt. Miscellaneous income was $180,000 in 1993, an improvement of $329,000 from the miscellaneous losses recorded in 1992. Currency gains in 1993, compared to losses in 1992, and increased investment income in 1993 were the primary factors in the increase.

The effective tax rate was 30% in 1993, which was lower than the federal statutory rate of 34% due to a decrease in estimated taxes payable. The effective tax benefit rate was 47% in 1992 and was higher than the federal statutory rate primarily due to realizing a tax benefit in 1992 related to prior years' foreign losses.


Liquidity and Sources of Capital
Current assets as a percent of current liabilities were 208% at July 31, 1994, compared to 217% and 268% on that date in 1993 and 1992, respectively. Working capital was $32.4 million at July 31, 1994, compared to $26.7 million and $33.3 million at July 31, 1993 and 1992, respectively. The higher level of working capital in 1994 compared to 1993 reflects an increase in receivables and inventories to support the higher sales level. Decreases in the ratio of current assets to current liabilities and the level of working capital in 1993 compared to 1992 were due to the conversion of current assets to cash in 1993, which was largely used to repay debt and to fund capital expenditures.

The Company borrowed long-term funds in 1994 to purchase treasury shares and to refinance existing long-term debt at a lower interest rate. As a result of the additional borrowings, total debt as a percent of total capitalization increased to 14% from 10% in 1993, which was in turn lower than the 25% in 1992 due to the repayments of debt out of cash generated by operations in 1993.

At July 31, 1994, the Company had unused lines of credit totalling $11 million and cash balances of $8.1 million. The Company considers these resources, coupled with cash expected to be generated by operations, adequate to fund its anticipated fiscal 1995 working capital needs and estimated capital expenditures of $12 million.

The Company's exposure to product liability claims and its contingent liability relative to the support of equipment financing for its distributors are discussed in the Commitments and Contingencies note to the consolidated financial statements. Future results of operations, financial condition and liquidity may be affected to the extent that the Company's ultimate liability with respect to those programs varies from current estimates.


Consolidated Balance Sheets

                                         July 31
(in thousands except per share data)  1994      1993
Assets
Current Assets
Cash                                $8,088    $4,848
Accounts receivable,
  less allowance for doubtful
  accounts of $965 in 1994 and
  $664 in 1993                      25,750    20,869
Inventories:
Finished goods                       4,968     4,166
Work in process                      9,242     8,496
Raw materials                        9,012     6,755

                                    23,222    19,417
Future income tax benefits           3,531     2,422
Other current assets                 1,871     1,873

Total Current Assets                62,462    49,429
Property, Plant and Equipment
Land and improvements                2,033    1,918
Buildings and improvements          12,750    12,050
Machinery and equipment             22,924    16,863

                                    37,707    30,831
Less allowance for depreciation     18,363    16,954

                                    19,344    13,877
Equipment Held for Rental, Net       4,190     3,292
Future Income Tax Benefits           2,894     3,047
Other Assets                         2,744     2,873

                                   $91,634   $72,518

Liabilities and Shareholders' Equity
Current Liabilities
Current portion of
  long-term debt                   $ 1,301   $ 1,299
Accounts payable                    14,770    11,030
Accrued expenses                    14,011    10,411

Total Current Liabilities           30,082    22,740
Long-Term Debt                       6,277     3,172
Accrued Contingent Liabilities       7,680     4,948
Other Deferred Credits and
  Liabilities                        1,889     2,719
Shareholders' Equity
Capital stock:
Authorized shares: 10,000
  at $.20 par value
Issued and outstanding shares:
  1994 -- 3,492, net of 181 treasury
  shares; 1993 -- 3,656                735       731
Additional paid-in capital          13,065    12,542
Equity adjustment from translation  (1,899)   (2,034)
Retained earnings                   36,884    27,700
Treasury stock                      (3,079)

Total Shareholders' Equity          45,706    38,939

                                   $91,634   $72,518

The accompanying notes are an integral part of these statements.


Consolidated Statements of Operations

                                         Year Ended July 31
(in thousands except per share data)  1994      1993      1992
Net Sales                         $176,443  $123,034  $110,479
Cost of sales                      134,289    94,794    87,937

Gross Profit                        42,154    28,240    22,542
Selling, general and
  administrative expenses           27,147    23,323    22,024
Restructuring costs                  4,922

Income (Loss) from Operations       15,007     4,917    (4,404)
Other income (deductions):
Interest expense                      (380)     (458)   (1,218)
Miscellaneous, net                     (24)      180      (149)

Income (Loss) before Taxes          14,603     4,639    (5,771)
Income tax (provision) benefit      (5,067)   (1,410)    2,733

Net Income (Loss)                   $9,536    $3,229   ($3,038)

Net Income (Loss) per Share          $2.73      $.89     ($.85)

Consolidated Statements of Shareholders  Equity
                                                                       Equity
                                                           Additional  Adjustment
                                         Capital Stock     Paid-in     from          Retained  Treasury
(in thousands except per share data)  Shares    Par Value  Capital     Translation   Earnings  Stock
Balances at July 31, 1991              3,564      $713     $11,580     ($1,429)       $27,732
Net loss for the year                                                                  (3,038)
Dividends paid: $.06 per share                                                           (223)
Aggregate translation adjustment,
  including $1,205 related to the
  restructuring of foreign operations                                    1,388
Contribution to employee
  stock ownership plan                    44         9         454
Balances at July 31, 1992              3,608       722      12,034         (41)        24,471
Net income for the year                                                                 3,229
Aggregate translation adjustment,
  net of deferred tax benefit of
  $1,308                                                                (1,993)
Contribution to employee
  stock ownership plan                    48         9         508
Balances at July 31, 1993              3,656       731      12,542      (2,034)        27,700
Net income for the year                                                                 9,536
Dividends paid: $.10 per share                                                           (352)
Aggregate translation adjustment,
  net of deferred tax benefit of
  $1,032                                                                   135
Stock option transactions                 17         4         319
Purchase of treasury shares             (206)                                                    (3,500)
Contribution to employee
  stock ownership plan                    25       204         421
Balances at July 31, 1994              3,492      $735     $13,065     ($1,899)      $36,884    ($3,079)

The accompanying notes are an integral part of these statements.


Consolidated Statements of Cash Flows

                                              Year Ended July 31
             (in thousands)                1994     1993      1992
Operations   Net income (loss)            $9,536   $3,229   ($3,038)
             Adjustments to reconcile
             net income (loss)
             to cash provided by
             operating activities:
               Depreciation                2,801     2,500     2,569
               Provision for self-insured
                 losses                    2,292     1,425       (55)
               Deferred income taxes      (1,233)    1,050    (1,128)
               Changes in operating assets and liabilities:
                 Accounts receivable      (4,686)   (6,452)   (1,633)
                 Inventories              (3,682)    4,628    12,295
                 Other current assets         21       156    (1,034)
                 Accounts payable          3,728     4,899    (1,655)
                 Accrued expenses          2,659     1,285      (766)
                 Changes in other assets
                   and liabilities           (72)   (1,304)    2,094

            Cash provided by operations   11,364    11,416     7,649
Investments Purchases of property, plant
              and equipment               (7,762)   (3,570)   (1,364)
Financing   Net repayment of short-term
              debt                                            (4,389)
            Issuance of long-term debt     5,000               3,980
            Repayment of long-term debt   (1,904)   (7,980)   (1,278)
            Payment of dividends            (352)               (223)
            Acquisition of treasury stock (3,500)
            Stock issued for employee
              benefit plans                  625       513       462

            Cash used for financing         (131)   (7,467)   (1,448)
Currency    Effect of exchange rate
Adjustments   changes on cash               (231)     (471)     (806)

Cash        Net change in cash             3,240       (92)    4,031
            Beginning balance              4,848     4,940       909

            Ending balance               $ 8,088   $ 4,848   $ 4,940

The accompanying notes are an integral part of these statements.


Notes to Consolidated Financial Statements (in thousands except per share data) Summary of Significant Accounting Policies
Principles of Consolidation and Statement Presentation
The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior years' amounts in the consolidated financial statements have been reclassified to conform to the presentation used for 1994.

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents and classifies such amounts as cash.

Inventories
Inventories are stated at the lower of cost or market. Cost is determined using the LIFO (last-in, first-out) method for substantially all inventories and the FIFO (first-in, first-out) method for all other inventories. Inventories at July 31, 1994 and 1993 would have been higher by $4,434 and $4,216 respectively, had the Company used FIFO cost, which approximates current cost, rather than LIFO cost for valuation of its inventories. In 1993, the liquidation of LIFO inventories decreased cost of sales, and therefore, increased income before taxes by $294.

Property, Plant and Equipment and Equipment Held for Rental
Property, plant and equipment is stated at cost and equipment held for rental is stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method.

Income Taxes
Deferred income tax assets and liabilities arise from differences between the tax basis of an asset or liability and its reported amount in the financial statements. Deferred tax balances are determined by using the tax rate expected to be in effect when the taxes are paid or refunds received.

Product Development
The Company incurred product development and other engineering expenses of $4,373, $3,385 and $3,628 in 1994, 1993 and 1992, respectively, which were charged to expense as incurred.

Translation of Foreign Currencies
The translation of foreign currencies into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using an average exchange rate for the period. The gains or losses resulting from translation are included in shareholders' equity.

Net Income (Loss) per Share
Net income or loss per share is based on the average number of shares of common stock outstanding during each year. The effect of common stock equivalents is immaterial to earnings per share.


Notes to Consolidated Financial Statements (continued)

Income Taxes
The income tax provision (benefit) consisted of the following for the years ended July 31:
                                       1994      1993       1992
Current:
  Federal                            $5,373    $  360    ($1,605)
  State                                 927

                                      6,300       360     (1,605)
Deferred:
  Federal                              (833)      954     (1,070)
  State                                 (91)       96        (58)
  Change in valuation allowance        (309)

                                     (1,233)    1,050     (1,128)

                                     $5,067    $1,410    ($2,733)

On a net basis, the Company made income tax payments of $5,700 in 1994 and received income tax refunds of $1,195 in 1993 and $2,650 in 1992.

The difference between the U.S. federal statutory income tax rate and the Company's effective tax rate is as follows for the years ended July 31:

                                               1994 1993  1992
Statutory U.S. federal income tax rate          34%  34%  (34%)
State tax provision, net of federal effect       4    6
Net tax effect of foreign operations            (2)   3    (9)
Adjustments to reflect 1993 tax return as filed      (9)
Other                                           (1)  (4)   (4)

                                                35%  30%  (47%)

Components of deferred tax assets and liabilities were as follows at July 31:

                                             1994      1993
Future income tax benefits:
  Contingent liabilities provisions        $3,932    $2,808
  Translation adjustments                   1,166     1,400
  Employee benefits                           970       609
  Inventory valuation provisions              928       562
  Other                                       563       776

                                            7,559     6,155

Deferred tax liabilities:
  Depreciation and asset basis differences    597       290
  Other                                       154        13

                                              751       303

Net deferred tax assets                     6,808     5,852
  Valuation allowance                        (383)     (383)

Net deferred tax assets                    $6,425    $5,469

Notes to Consolidated Financial Statements (continued)

Bank Credit Lines and Long-Term Debt
The Company has available a $10 million unsecured bank revolving line of credit with a term of two years, renewable annually, and at an interest rate of prime or a spread over LIBOR. The facility further provides for borrowings using bankers acceptances at prevailing discount rates. The Company also has the option to convert outstanding borrowings under the facility to an amortizing term loan with a repayment period of up to five years, and at an interest rate based on the yield of U.S. Treasury securities with the same maturity. There were no amounts outstanding under this facility at July 31, 1994 and 1993.

Long-term debt was as follows at July 31:
                                                                1994      1993
Bank installment loans due through 1999 with the
  interest rate reset quarterly by the Company at
  either the prime rate, a spread over LIBOR, or
  at prevailing discount rates for bankers acceptances;
  currently at bankers acceptances rate of 5.6%               $4,750    $1,407
Industrial revenue bonds due in 1999 with interest at 7%       1,000     1,000
State agency mortgages due through 2004 with interest
  averaging 3.6%                                                 760       848
Industrial revenue mortgages due through 2004
  with interest at 5.5%                                          754       831
Other                                                            314       385

                                                               7,578     4,471
Less current portion                                          (1,301)   (1,299)

                                                              $6,277    $3,172

The bank revolving line of credit, as well as the bank installment loans, require the maintenance of certain financial ratios. Borrowings aggregating $2.4 million under certain long-term loans are secured by $4.4 million in assets of the Company. Interest paid on all borrowings was $461, $511 and $1,196 in 1994, 1993, and 1992, respectively.

The aggregate amounts of long-term debt outstanding at July 31, 1994 which will become due in 1995 through 1999 are: $1,301, $1,262, $1,243, $1,188 and $1,892.

Notes to Consolidated Financial Statements (continued)

Employee Benefit Plans

The Company's stock incentive plan has reserved 39,000 common shares that may be awarded to key employees in the form of options to purchase common shares, restricted shares and limited appreciation rights. The option price is set by the Company's Board of Directors. The price for all options currently outstanding is the fair market value of the shares on their date of grant.

The directors stock option plan provides for annual grants to each outside director of a single option to purchase 2,000 shares of common stock, providing the Company earned a net profit, before extraordinary items, for the prior year. The option price shall be equal to the fair market value of a share on its date of grant. An aggregate of 180,000 shares of common stock is authorized to be issued under the plan.

Outstanding options and transactions involving the plans are summarized as follows:
                                                         1994     1993
Outstanding options at the beginning of the year          124       60
Options granted ($13.50 to $35.25 per share)               68       78
Options cancelled ($5.25 to $13.50 per share)              (2)     (13)
Options exercised ($11.38 to $13.75 per share)            (17)      (1)

Outstanding options at the end of the year                173      124

Exercisable options at the end of the year
  ($5.25 to $13.75 per share)                              45       42


The Company has two discretionary, defined-contribution retirement plans covering all its eligible U.S. employees. The Company's policy is to fund these pension costs as accrued. Plan assets are invested in money market funds, government securities, mutual funds and the Company s common stock. The aggregate expense relating to these plans was $1,888, $1,025 and $846 in 1994, 1993 and 1992, respectively.

Accrued Expenses

Components of accrued expenses were as follows at July 31:

                                            1994      1993
Salaries, wages and commissions          $ 4,337   $ 2,544
Income taxes                               2,335     1,856
Contingent liabilities, current portion    2,166     1,619
Employee benefits                          1,626       890
Restructuring costs                          597     1,533
Other                                      2,950     1,969
                                         $14,011   $10,411

Accrued restructuring costs include the unincurred portion of a provision of $4,922 recorded in 1992 related to the realignment of the Company's operating units, including costs associated with ceasing manufacturing overseas.



Industry Segment and Geographical Areas

The Company operates in one dominant industry segment the manufacturing and selling of mobile, hydraulically-operated equipment. The Company sells primarily to distributors that provide sales, rentals and service support to a broad customer base throughout construction, industrial and specialized markets. In 1994, sales to one customer amounted to 12% of consolidated revenues. For the years 1993 and 1992, no single customer represented 10% or more of consolidated revenues.

The following table presents certain information relating to the Company's domestic and foreign operations and a reconciliation of such information to the related consolidated amounts as of and for years ended July 31. Assets and liabilities are those that are directly related to the Company s operations in each geographic area. Transfers between geographic areas are based upon cost plus mark-up.

                               Net Sales            Income (Loss)
                      Unaffiliated                     before
                       Customers     Intersegment   Income Taxes   Assets    Liabilities
1994
United States          $161,409          $593          $14,996     $78,163   $43,518
Europe                   11,045                           (873)      9,543     1,719
Other                     3,989                            480       3,928       691
Eliminations                             (593)

Consolidated           $176,443                        $14,603     $91,634   $45,928

1993
United States          $100,953        $7,840           $4,886     $61,373   $30,660
Europe                   18,468                           (506)      8,057     1,893
Other                     3,613                            259       3,088     1,026
Eliminations                           (7,840)

Consolidated           $123,034                         $4,639     $72,518   $33,579

1992
United States           $81,301       $12,749           $2,310     $47,596   $28,647
Europe                   25,018                         (4,223)     21,684     6,182
Other                     4,160                         (3,858)      4,505     1,770
Eliminations                          (12,749)

Consolidated           $110,479                        ($5,771)    $73,785   $36,599

Notes to Consolidated Financial Statements (continued)

Commitments and Contingencies

The Company is a party to personal injury and property damage litigation arising out of incidents involving the use of its products. Annually the Company sets its product liability litigation insurance program based on the Company's current and historical claims experience and the availability and cost of insurance. The combination of these annual programs constitutes the Company's aggregate product liability insurance coverage. The Company's program for fiscal year 1994 was comprised of a self-insurance retention of $5 million and catastrophic coverage of $10 million in excess of the retention.

Cumulative amounts estimated to be payable by the Company with respect to pending product liability claims for all years in which the Company is liable under its self-insurance retention have been accrued as liabilities, including $2.2 million for incidents the Company believes may result in claims. Estimates of such accrued liabilities are based on an evaluation of the merits of individual claims and historical claims experience; thus, the Company's ultimate liability may exceed or be less than the amounts accrued. Amounts accrued are paid over varying periods, which generally do not exceed 5 years. The methods of making such estimates and establishing the resulting accrued liability are reviewed continually, and any adjustments resulting therefrom are reflected in current earnings.

As is customary in the heavy equipment industry, the Company has entered into limited recourse agreements with various commercial finance companies to provide equipment financing to its distributors. Under these arrangements, the Company is required, in the event of a distributor's default, to purchase the notes from the finance companies and liquidate the supporting collateral, or to reimburse such institutions for certain deficiencies resulting from their repossession and resale of the equipment. The Company was contingently liable at July 31, 1994 for approximately $3.9 million of contingent losses under such arrangements and has accrued as a liability estimated losses of $1.7 million thereunder.

The Company leases equipment under operating leases expiring in various years. These leases require the Company to pay all maintenance and general operating costs. Future minimum lease payments are: $793, $891, $89, $67 and $67 in 1995 through 1999, respectively and $5 thereafter. Rental expense for all operating leases was $955, $763 and $1,011 in 1994, 1993 and 1992, respectively.


Unaudited Quarterly Financial Information

Unaudited financial information was as follows for the fiscal quarters within the years ended July 31:

                                                         Net
                                              Net      Income
                 Net Sales   Gross Profit   Income    per Share
1994
October 31        $36,757       $8,629      $1,252     $.35
January 31         34,172        7,765       1,095      .32
April 30           50,141       12,601       3,514     1.01
July 31            55,373       13,159       3,675     1.05

                 $176,443      $42,154      $9,536    $2.73

1993
October 31        $24,989       $5,883        $348     $.10
January 31         27,082        5,945         301      .08
April 30           32,975        7,610       1,099      .30
July 31            37,988        8,802       1,481      .41

                 $123,034      $28,240      $3,229     $.89

Gross profit for the first three quarters of fiscal 1994 has been restated from amounts previously reported by the Company in its interim financial statements. Restated amounts reflect the reclassification of certain costs between expense categories.


Report of Ernst & Young LLP, Independent Auditors

To The Board of Directors and Shareholders JLG Industries, Inc.McConnellsburg, Pennsylvania

We have audited the accompanying consolidated balance sheets of JLG Industries, Inc. as of July 31, 1994 and 1993, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended July 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of JLG Industries, Inc. at July 31, 1994 and 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended July 31, 1994 in conformity with generally accepted accounting principles.

Ernst & Young LLP
Baltimore, Maryland
September 8, 1994


JLG Industries, Inc.

Officers and Directors

Officers
L. David Black
Chairman of the Board,President and Chief Executive Officer
57 years of age
4 years of service

Charles H. Diller, Jr.
Executive Vice President and Chief Financial Officer
49 years of age
17 years of service

Rao G. Bollimpalli
Senior Vice President -- Engineering
56 years of age
15 years of service

Michael Swartz
Senior Vice President -- Marketing
49 years of age
6 years of service

Raymond F. Treml
Senior Vice President -- Manufacturing
54 years of age
14 years of service

Ronald D. Koontz
Vice President -- Management Information Services
51 years of age
12 years of service

A. Raymond Mitchell
Vice President -- Customer Assurance
60 years of age
8 years of service

Craig E. Paylor
Vice President -- Sales
38 years of age
11 years of service

Thomas D. Singer
Vice President -- General Counsel
42 years of age
10 years of service

Samuel D. Swope
Vice President -- Human Resources
45 years of age
16 years of service

Lawrence J. Weber
Vice President and General Manager -- Materials-Handling Division
52 years of age
3 years of service

Directors
L. David Black 1
Chairman of the Board,
President and Chief
Executive Officer
57 years of age
4 years of service

Charles H. Diller, Jr. 1
Executive Vice President and Chief Financial Officer
49 years of age
10 years of service

H. Lyle Duffey 4,5
Chairman of the Board
The FNB Financial Corporation
71 years of age
22 years of service

J. Robert Fries 2,4
President
Penn Franklyn Associates, Inc. and Retired Senior Vice President
JLG Industries, Inc.
72 years of age
19 years of service

E. Mason Hendrickson 4,5
Commissioner
Public Service Commission
of Maryland
72 years of age
20 years of service

George R. Kempton 3,4
Chairman of the Board
and Chief Executive Officer
Kysor Industrial Corporation
60 years of age
1 year of service

James A. Mezera 1,3,5
Vice President
Komatsu Dresser Company
64 years of age
10 years of service

Gerald Palmer
Vice President, Technical Services Division
Caterpillar, Inc.
49 years of age
Appointed September, 1994

Stephen Rabinowitz
President andChief Executive Officer
General Cable Corporation
51 years of age
Appointed September, 1994

Paul K. Shockey 1,2
Secretary and Retired
Executive Vice President
JLG Industries, Inc.
71 years of age
25 years of service

Lawrence G. Wigbels 2,5
Retired President and
Chief Executive Officer
United Telephone System
Eastern Group
73 years of age
15 years of service

Charles O. Wood, III 1,3,5
President
Wood Holdings, Inc.
56 years of age
5 years of service


Committee Membership
1 Executive
2 Operations Review
3 Nominating
4 Audit
5 Compensation


Investor Information

Common Stock Data
The Company's stock is traded on the NASDAQ National Market under the symbol JLGI. The table below sets forth the market prices and average shares traded daily for the past two fiscal years:
                                                        Average Shares
                        Price per Share                  Traded Daily
Quarter            1994                 1993            1994      1993
Ended       High         Low      High       Low
October 31   $19       $15 1/4   $9 3/4     $7 3/4      7,918     5,891
January 31   $28       $17 1/4   $13        $7 3/4     23,574     5,806
April 30     $32 3/4   $24 1/4   $16       $11 1/2     19,548     8,025
July 31      $36 1/2   $24 1/2   $16 1/4   $13         28,936     5,211

The Company's quarterly cash dividend rate is currently $.025 per share, or $.10 on an annual basis. The Board of Directors reinstated payment of the quarterly cash dividend in fiscal 1994 after being suspended on November 18, 1991 due to the economic recession and its impact on the Company's results. The Board continually reviews its dividend policy, but believes at this time that it is in the best interests of the Company to continue to reinvest its earnings into the growth of the business.

As of July 31, 1994, there were approximately 1,000 record holders of the Company's shares, and 1,000 employee owners who participate in the Company's employee stock ownership plan. Record holders exclude participants in security position listings and other indirect shareholders.

Corporate Headquarters
JLG Industries, Inc.
JLG Drive
McConnellsburg, PA 17233
Telephone: (717) 485-5161
Fax: (717) 485-6417

Annual Meeting of Shareholders
The Annual Meeting will be held at the Company's headquarters in McConnellsburg, PA at 4:30 p.m., Monday, November 21, 1994. All shareholders are cordially invited to attend. Whether planning to attend or not, shareholders are urged to mark, sign, date, and return their proxy card promptly so their interests will be represented at the meeting.

Shareholder Services
For prompt assistance on address changes, consolidation of duplicate accounts, lost certificates and related matters, please contact Mellon Securities Transfer Services, 85 Challenger Road, Overpeck Centre, Ridgefield Park, NJ 07660. Telephone: (800) 756-3353.

Shareholders who add to their holdings of the Company's stock are advised to have their broker or bank register the shares in exactly the same name and account as those of present holdings. Whenever there is the slightest variation in the name or address of a shareholder, a separate account must be established. This leads to duplicate mailings and added expense to the Company. Anyone presently having more than one account registered in his or her name can assist the Company by consolidating their accounts. To combine such holdings, shareholders should forward the names and numbers of the accounts involved along with a signed request to the Company's transfer agent.

Form 10-K and Other Information
The Annual Report to the Securities and Exchange Commission on Form 10-K and other financial information such as interim and annual reports to shareholders are available without charge upon request to the Company's Investor Relations Department.

An Equal Opportunity Employer
It has been and will continue to be the policy of JLG Industries, Inc., to afford equal employment opportunities to all qualified individuals, without regard to race, color, religion, national origin, age, sex, handicap, or veteran status.